UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                         Commission file number: 0-19848

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Fossil, Inc. Savings and Retirement Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Fossil, Inc.
                               2280 N. Greenville
                             Richardson, Texas 75082

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

               Financial Statements as of and for the Years Ended
               December 31, 2001 and 2000, Supplemental Schedules
                        Year Ended December 31, 2001, and
                          Independent Auditors' Report

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN





                                                                                       Page


Independent Auditors' Report                                                             2

Financial Statements:

   Statements of Net Assets Available for
   Benefits as of December 31, 2001 and 2000                                             3

   Statements of Changes in Net Assets Available for
   Benefits for the Years Ended December 31, 2001 and 2000                               4

   Notes to Financial Statements                                                         5 - 8

Supplemental Schedules:

  Schedule G, Part III
  Schedule of Non-Exempt Transactions
  Year Ended December 31, 2001                                                           9

  Schedule H, Part IV, Line 4i
  Schedule of Assets (Held at End of Year)
  December 31, 2001                                                                     10

Independent Auditors' Consent                                                           11



INDEPENDENT AUDITORS' REPORT


To the Advisory Committee
   Fossil, Inc. Savings and Retirement Plan:
Dallas, Texas



We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of non-exempt transactions for the year ended December 31, 2001, and of assets (held at end of year) at December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

June 24, 2002

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                           December 31,     December 31,
                                                                             2001               2000
                                                                        ----------------   ---------------

ASSETS

Investments, at Fair Value:
   Mutual Funds                                                              $5,917,876        $5,510,665
   Fossil, Inc. Common Stock                                                    977,316           635,995
   Common/Collective Trusts                                                     831,832           307,909
   Participant Loans                                                            152,525           144,846
                                                                        ----------------   ---------------
      Total Investments                                                       7,879,549         6,599,415
                                                                        ----------------   ---------------


Cash                                                                              8,997            14,998
Contributions Receivable:
   Employer                                                                         -
                                                                                                    7,145
   Employee                                                                         -
                                                                                                   35,157
Receivable Due from Fossil Partners, L.P.                                         1,556             1,074
                                                                        ----------------   ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                            $7,890,102        $6,657,789
                                                                        ================   ===============



See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000





                                                                                            2001             2000
                                                                                         ------------     ------------

Net Assets Available for Benefits,
   Beginning of Year                                                                      $6,657,789       $6,026,591

Investment Income:
   Net (Depreciation) Appreciation in Fair
    Value of Investments                                                                   (284,370)        (803,367)
   Interest and Dividends                                                                    196,436          311,321
                                                                                         ------------     ------------
    Total Investment Income (Loss)                                                          (87,934)        (492,046)
                                                                                         ------------     ------------

Contributions:
    Employer                                                                                 436,215          311,499
    Employee                                                                               1,334,903        1,010,093
    Rollovers                                                                                 70,622           93,028
                                                                                         ------------     ------------
     Total Contributions                                                                   1,841,740        1,414,620
                                                                                         ------------     ------------

    Total Additions                                                                        1,753,806          922,574
                                                                                         ------------     ------------

Deductions:
   Benefits Paid                                                                             521,493          291,376
                                                                                         ------------     ------------

Net Increase in Net Assets Available for
  Benefits                                                                                 1,232,313          631,198
                                                                                         ------------     ------------

Net Assets Available for Benefits,
   End of Year                                                                            $7,890,102       $6,657,789
                                                                                         ============     ============




See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000



NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Fossil, Inc. Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Organization, Amendments, and General Provisions: The Plan is a defined contribution plan covering eligible employees of eligible United States Fossil subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is administered by Fossil Partners, L. P., a Fossil, Inc. ("Fossil" or the "Employer") affiliate. Effective January, 2000, the Plan transferred all investments to Merrill Lynch Trust Company (the "Custodian"). At that time, the Employer amended and restated the Plan in the form of a Merrill Lynch prototype plan document.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting: The Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and permits elective contributions in accordance with Section 401(k) of the Code. Employees are eligible to make salary deferral contributions after completing a year of eligibility service (i.e. completing 1000 hours of service in a 12 month period beginning on date of hire and anniversaries thereof). The maximum salary deferral contribution per year is the lesser of 15% of gross pay for the year, or, according to the Code, $10,500 for 2001 and 2000. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal which is, in whole or in part, from the participant's salary deferral account. Fossil makes a discretionary matching contribution at the rate of 50% of the first 3% of the participant's salary deferral contribution, and at the rate of 25% on the next 3% thereof. Fossil may also make additional profit sharing contributions at the discretion of the Plan's Advisory Committee. No such additional discretionary contributions were made for 2001 or 2000. Vesting in salary deferral contributions is 100%. Vesting in matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1000 hours of service. Forfeitures of non-vested employer matching contributions are to be used to reduce employer matching contributions in the year following the year of forfeiture.

Participants can elect to have their contributions invested in any of several investment options. These options include various mutual funds (some of which are sponsored by the Custodian), an investment contract and Fossil Common Stock. The participants can change elections and can also reallocate those funds already invested between available investment options on a daily basis.

Participant Loans: Effective January 2000, loans became available to all participants at a reasonable interest rate, with periodic repayment through payroll deductions over no more than 5 years, unless used to acquire the participant's principal residence. Loans must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participants vested account balance. The Plan Advisory Committee exercises sole discretion over making loans to participants. Loan balances that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant.

Distribution of Benefits: Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment. Prior to the age of 59 1/2, a participant, while still employed, may make a withdrawal from any of his vested accounts to the extent necessary to satisfy an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document. Subsequent to age 59 1/2, the participant may withdraw all or any portion of his vested accounts at any time.

Distributions of vested benefits under the Plan are paid to the participant or a beneficiary in the form of a lump sum cash distribution.

Any withdrawals from the Plan will be subject to federal income tax and withholding (at a 20% rate). An additional 10% excise tax will be imposed on the withdrawn amount if the distribution is made before the participant attains 59 1/2, except that the additional 10% tax is not imposed on distributions made by reason of death, disability, termination of employment after age 55, a qualified domestic order, and other reasons enumerated in the Code. Taxation (and withholding) may be postponed by transferring the distributable amounts to an individual retirement account or to another qualified plan, and taxation can be avoided to the extent the distribution is rolled over to an individual retirement account or another plan within 60 days.

Amendment or Termination: Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan, and Fossil is not aware of any occurrences that could reasonably result in the termination of the Plan.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting records of the Plan, sponsored by Fossil, are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments: Investments are presented in the financial statements at fair value determined by quoted market prices at the close of business on December 31, except for an investment contract which is valued at contract value (Note 3). Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments during the year. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income are recorded on an accrual basis.

Expenses:   Expenses incurred by the Plan are paid by Fossil.

New Accounting Pronouncements: The Plan's adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001, did not affect the Plan's statement of net assets or changes in net assets. The Plan held no derivative financial instruments at December 31, 2001 and 2000, and does not currently engage in hedging activities.

Payment of Benefits:   Benefits are recorded when paid.

NOTE 3 - PLAN INVESTMENTS

The Merrill Lynch Retirement Preservation Trust is a general account issued by the Custodian. The Custodian maintains the contributions in a pooled account. The account is credited with earnings on the underlying investment (principally investment grade fixed income securities) and charged for participant withdrawals and administrative expenses by Merrill Lynch. The investment is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield on the guaranteed interest account was 6.5% and 6.65% for the years ended December 31, 2001 and 2000, respectively. Crediting interest rates are based on current market rates and are determined quarterly. The crediting interest rate was 5.39% and 4.77% at December 31, 2001 and 2000, respectively. There is no floor to the crediting interest rate.

The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                                                 December 31,      December 31,
                                                                                    2001               2000
                                                                               ----------------- -----------------

Oppenheimer Quest Balance Value Class A                                             $2,516,593         $2,367,256
Fidelity Advisor Equity Portfolio Growth Fund Class A                                2,227,279          2,349,594
Fossil, Inc. Common Stock                                                              977,316            635,995
Merrill Lynch Retirement Preservation Trust                                            831,832                -
Blackrock Managed Income Portfolio Class A                                             451,833                -



The following table details the net (depreciation) appreciation in fair value by type of investment (including investments bought, sold, and held during the year):

                                                                                   Year Ended       Year Ended
                                                                                  December 31,     December 31,
                                                                                     2001              2000
                                                                               -----------------  ----------------

Mutual Funds                                                                        $ (552,864)        $(457,815)
Fossil, Inc. Common Stock                                                              268,494          (345,552)
                                                                               -----------------  ----------------
    Net (Depreciation) Appreciation in Fair Value of Investments                    $ (284,370)        $(803,367)
                                                                               =================  ================


NOTE 4 - INCOME TAX STATUS

The Employer has adopted a prototype plan document, on which the Internal Revenue Service has issued a determination letter dated June 29, 1993, stating that the Plan qualifies under section 401(a) of the Code of 1986, as amended, and is exempt from federal income tax under section 501(a) thereof. Management believes that the Plan has been operated in a manner that did not jeopardize this tax status.

Salary deferral contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and earnings need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

NOTE 5 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                 December 31,      December 31,
                                                                                     2001              2000
                                                                               ----------------- -----------------

Net Assets Available for Benefits per the Financial Statements                       $7,890,102    $6,657,789
Less - Amounts Allocated to Withdrawing Participants                                        -           3,833
                                                                               ----------------- -----------------
    Net Assets Available for Benefits per the Form 5500                              $7,890,102    $6,653,956
                                                                               ================= =================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                    Year Ended
                                                                                                   December 31,
                                                                                                       2001
                                                                                                 -----------------

Benefits Paid to Participants per the Financial Statements                                          $521,493
Add - Amounts Allocated to Withdrawing Participants at December 31, 2001                                -
Less - Amounts Allocated to Withdrawing Participants at December 31, 2000                            (3,833)
                                                                                                 -----------------
    Benefits Paid to Participants per the Form 5500                                                 $517,660
                                                                                                 =================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                              SCHEDULE G, PART III

                       SCHEDULE OF NON-EXEMPT TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 2001



Identity of  Relationship to     Description of Transaction    Purchase   Selling   Lease    Expenses  Cost of    Current     Net
   Party      plan, employer                                     Price     Price    Rental   Incurred   Asset    Value of   Gain or
  Involved    or other party                                                                                       Asset      Loss
               in interest
-----------------------------------------------------------------------------------------------------------------------------------

 * Fossil,   Plan Sponsor     Due to administrative issues,
    Inc.                      employee contributions were
                              withheld and remitted by the
                              plan sponsor on the following
                              dates:

                                 Amt        Withheld    Funded

                              $35,157      12/22/00    01/18/01
                                   49      02/16/01    07/11/01
                                  157      04/27/01    01/04/02
                                   11      05/10/01    01/04/02
                                5,181      05/25/01    07/17/01                                                            $157






*  Party in-interest.

See independent auditors' report.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                          SCHEDULE H, PART IV, LINE 4i

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2001



                                                                                                               (e) Current
 (a)  (b) Identity of Issue                             (c) Description of Investment                             Value
----  ---------------------         ------------------  -----------------------------     ----------------  -----------------

      Mutual Funds:
          BlackRock                                     Managed Income Portfolio Class A                             $451,833
          John Hancock                                  Technology Fund Class A                                        34,012
          Mainstay                                      High Yield Corporate Bond Fund                                 40,948
          Alliance                                      Growth and Income Fund                                         37,697
          Alliance                                      Utility Income Fund Class A                                     2,809
  *       Merrill Lynch                                 Basic Value Fund Class D                                       11,542
          Oppenheimer                                   Quest Balance Value Class A                                 2,516,593
          AIM                                           Small Cap Growth Fund Class A                                 210,902
          Alger                                         Capital Appreciation Retirement Portfolio                      20,609
          Alliance                                      Premier Growth Fund Class A                                   127,491
          Fidelity                                      Advisor Series VII Overseas                                    51,962
          Fidelity                                      Advisor Equity Portfolio Growth Fund Class A                2,227,279
          MFS                                           Capital Opportunities Fund Class A                             37,846
  *       Merrill Lynch                                 Eurofund Class D                                               15,618
  *       Merrill Lynch                                 Pacific Fund Class D                                            5,391
  *       Merrill Lynch                                 S&P 500 Index Fund Class A                                     66,324
          Pilgrim                                       Worldwide Growth Fund Class A                                  48,403
          Templeton                                     Developing Markets Class A                                     10,617

      Common Stock:
  *       Fossil, Inc.                                  Common Stock                                                  977,316

      Common/Collective Trusts:
  *       Merrill Lynch                                 Retirement Preservation Trust (D)                             831,832

                                                        Loans to participants with interest rates                     152,525
                                                        ranging from 5.0% to 9.5%, and maturities from
                                                        June 2002 through October 2006

                                                                                                             -----------------
           Total Investments                                                                                       $7,879,549
                                                                                                             =================


*  Party in-interest.

See independent auditor's report.


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-65980 on Form S-8, Registration Statement No. 33-77526 on Form S-8 and the Post-Effective Amendment No. 1 thereto and Registration Statement No. 333-70477 on Form S-8 of our report dated June 24, 2002, included in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 2001.


/s/ Deloitte & Touche LLP

June 26, 2002
Dallas, Texas

                                   SIGNATURES

         The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the Advisory Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richardson, State of Texas, on June 28, 2002.

                                       FOSSIL, INC. SAVINGS AND RETIREMENT PLAN



                                        /s/ Randy S. Kercho
                                       ----------------------------------------
                                       Randy S. Kercho, Member of the
                                       Advisory Committee


         Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Advisory Committee of the Fossil, Inc. Savings and Retirement Plan and on the dates indicated.

Signature                                                     Date


/s/ Randy S. Kercho                                           June 28, 2002
------------------------------------
Randy S. Kercho


/s/ Dave Morgan                                               June 28, 2002
------------------------------------
Dave Morgan


/s/ Michael W. Barnes                                         June 28, 2002
------------------------------------
Michael W. Barnes

                                  Exhibit Index


Exhibit
Number                   Document Description


23(b)              Consent of Deloitte & Touche (as contained on page 11)